EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

TELUS Corporation (“TELUS”)
23rd Floor, 510 West Georgia Street
Vancouver, BC V6B 0M3

Item 2	Date of Material Change

February 12, 2020

Item 3	News Release

A news release was issued by TELUS on February 13, 2020 via GlobeNewswire.

Item 4	Summary of Material Change

On February 12, 2020, TELUS’ board of directors approved a two-for-one share split of TELUS’ outstanding common shares (the “Share Split”). On March 17, 2020, TELUS shareholders will receive one additional common share for each common share owned as of the close of business on the record date of March 13, 2020, subject to completion and approval of regulatory filings with the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”).

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

On February 12, 2020, TELUS’ Board of directors approved the Share Split. On March 17, 2020, TELUS shareholders will receive one additional common share for each common share owned as of the close of business on the record date of March 13, 2020, subject to completion and approval of regulatory filings with the TSX and NYSE.

In connection with the Share Split, effective the close of business on March 13, 2020, the maximum number of common shares TELUS is authorized to issue will increase from 2,000,000,000 to 4,000,000,000.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

Andrea Wood, Chief Legal and Governance Officer
(604) 697-8044

Item 9	Date of Report

February 18, 2020.

Caution regarding forward-looking statements

This material change report contains forward-looking statements about expected events.
Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to the implementation of the Share Split and the increase in the maximum number of common shares TELUS is authorized to issue. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will.
By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about the receipt of requisite regulatory approvals, future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, TELUS’ actual results or events may differ materially from TELUS’ expectations expressed in or implied by the forward-looking statements.
Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein include, but are not limited to, the completion and approval of regulatory filings with the TSX and NYSE.  Many of these factors are beyond TELUS’ control or TELUS’ current expectations or knowledge.
Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe TELUS’ expectations and are based on TELUS’ assumptions as at the date of this document and are subject to change after this date. Except as required by law, TELUS disclaims any intention or obligation to update or revise any forward-looking statements.
This cautionary statement qualifies all of the forward-looking statements in this document.